March 26, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Justin Dobbie, Legal Branch Chief
J. Nolan McWilliams

Re:	StealthGas Inc.
Registration Statement on Form F-3
File No. 333-186485

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, StealthGas Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-186485), so that the Registration Statement may become effective at 3:00 p.m. (Washington, D.C. time) on March 28, 2013, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

STEALTHGAS INC.

By:	/s/ Konstantinos Sistovaris
Name:	Konstantinos Sistovaris
Title:	Chief Financial Officer